

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 13, 2016

Mr. James Offerdahl
Chief Financial Officer
Bazaarvoice, Inc.
10901 South Stonelake Blvd.
Austin, Texas 78759-5749

> **Re: Bazaarvoice, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2016**
> **Filed June 20, 2016**
> **File No. 001-35433**

Dear Mr. Offerdahl:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended April 30, 2016

General

1.   We are aware of a January 2015 Needham Growth Conference transcript which quotes your CEO stating that Sony and Samsung are clients. According to Sony and Samsung's websites, they each sell products in Syria and Sudan. Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether through subsidiaries, affiliates, clients, or other direct or indirect arrangements. Clarify whether Sony and Samsung utilize your solutions or services in connection with their business in Syria and Sudan. You should describe any products, software or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2.   Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and the Use of Estimates, page 51

3.   Given the significance of your goodwill balance, please consider including your policy for evaluating goodwill for impairment in your critical accounting policies. As part of your response, please tell what your reporting units are when you assess goodwill for impairment. Refer to Section V of SEC Release 33-8350 for guidance.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A Filed August 26, 2016)

Compensation Discussion & Analysis

Long-Term Equity Incentive Compensation in Fiscal 2016, page 20

4.   Your disclosure indicates that the size of the restricted stock units and stock option grants awarded in fiscal year 2016 was based on your compensation committee taking "into account individual performance, competitive market data, internal pay equity considerations and the unvested value of existing long-term incentive awards." In future filings, please provide a more detailed explanation of how the compensation committee determined the size of the restricted stock units and stock option awards for your named executive officers. Your explanation should include specific reasons for these increases that relate to the particular circumstances of the past year for each named executive officer and should avoid generalized disclosures.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407, or Christine Dietz, Assistant Chief Accountant at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services